UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. __)

                   Under the Securities Exchange Act of 1934*

                           Petro Resources Corporation
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    71646K106
                                    ---------
                                 (CUSIP Number)


                                 August 25, 2006
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]   Rule 13d-1(b)
                  [X]   Rule 13d-1(c)
                  [ ]   Rule 13d-1(d)


  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------                      ----------------------
CUSIP No. 71646K106                          13G          Page 2 of 10 Pages
------------------------------------                      ----------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Touradji Capital Management, LP
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) |X|

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          2,006,900
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,006,900
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,006,900
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.996%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT

------------------------------------                      ----------------------
CUSIP No. 71646K106                          13G          Page 3 of 10 Pages
------------------------------------                      ----------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Touradji Global Resources Master Fund, Ltd.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) |X|

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          1,505,585
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,505,585
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,505,585
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT

------------------------------------                      ----------------------
CUSIP No. 71646K106                          13G          Page 4 of 10 Pages
------------------------------------                      ----------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paul Touradji
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) |X|

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          2,006,900
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,006,900
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,006,900
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.996%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)           Name of Issuer:
                    --------------

                    Petro Resources Corporation, a Delaware corporation (the "Company")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    5100 Westheimer, Suite 200, Houston, Texas 77056

Items 2(a) and 2(b) Name of Person Filing and Address of Business Office:
                    ----------------------------------------------------

                    This Schedule 13G is filed by and on behalf of (a) Touradji Capital Management, LP ("TCM"); (b) Touradji Global Resources Master Fund, Ltd. ("Global Resources"); and (c) Mr. Paul Touradji ("Mr. Touradji"), with respect to shares of common stock, par value $0.01 per share, of the Company ("Common Stock"). TCM and Mr. Touradji are filing this
                    Schedule 13G to report indirect beneficial ownership of shares of Common Stock (the "Shares") which are directly beneficially owned by Global Resources and another investment fund (together with Global Resoures, the "Funds"). TCM serves as the Investment Manager to the Funds. Mr. Touradji is a partner of TCM and the portfolio manager of the Funds. By virtue of the foregoing relationships, TCM and Mr. Touradji may be deemed to share beneficial ownership of the Shares with the Funds.

                    TCM, Global Resources and Mr. Touradji are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

                    The business address of TCM and Paul Touradji is 101 Park Avenue, 48th Floor, New York, NY 10178.

                    The business address of Touradji Global Resources Master Fund, Ltd. is c/o Spectrum Global Fund Administration (Cayman), Anchorage Center, Second Floor, P.O. Box 10243 APO, Grand Cayman, Cayman Islands BWI.


Item 2(c)           Citizenship:
                    -----------

                    TCM is a Delaware limited partnership. Global Resources is a Cayman Islands exempted company. Paul Touradji is a United States citizen.

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Common stock, par value $0.01 per share.

Item 2(e)           CUSIP Number:
                    ------------

                    71646K106

Item 3              If this statement is filed pursuant to ss.ss.240.13d-1(b) or
                    ------------------------------------------------------------
                    240.13d2(b) or (c), check whether the person filing is a:
                    --------------------------------------------------------

                    A. [ ] Broker or dealer registered under Section 15 of the Act,
                    B. [ ]  Bank as defined in Section 3(a)(6) of the Act,
                    C. [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
                    D. [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
                    E. [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
                    F. [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
                    G. [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
                    H. [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
                    I. [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
                    J. [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4              Ownership:
                    ---------

                    A.  Touradji Capital Management, LP
                        -------------------------------

                    (a) Amount beneficially owned: 2,006,900 shares of Common Stock as of August 25th, 2006, consisting of 1,606,900 shares of common stock and warrants held by the Funds to purchase 400,000 shares of Common Stock.

                    (b) Percent of Class: 9.996%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 20,077,317 outstanding shares of common stock, consisting of the sum of (i) 19,677,317 shares of common stock issued and outstanding as of August 11, 2006 as reported in the Issuer's Report on Form 10-QSB for the quarterly period ended June 30, 2006, and (ii) the Warrants to purchase 400,000 shares of common stock.

                    (c) (i)   Sole power to vote or direct the vote: -0-
                        (ii)  Shared power to vote or direct the vote: 2,006,900
                        (iii) Sole  power to dispose of or direct the
                              disposition: -0-
                        (iv)  Shared power to dispose of or direct the
                              disposition of:  2,006,900

                    B. Touradji Global Resources Master Fund, Ltd.
                       -------------------------------------------

                    (a) Amount beneficially owned: 1,505,585 shares of Common Stock as of August 25th, 2006, consisting of 1,205,585 shares of Common Stock and warrants to purchase 300,000 shares of Common Stock.

                    (b) Percent of Class: 7.5%.

                    (c) (i)   Sole power to vote or direct the vote: -0-
                        (ii)  Shared power to vote or direct the vote: 1,505,585
                        (iii) Sole  power to dispose of or direct the
                              disposition: -0-
                        (iv)  Shared power to dispose of or direct the
                              disposition of:  1,505,585

                    C.  Paul Touradji
                        -------------

                    (a) Amount beneficially owned: 2,006,900 shares of Common Stock as of August 25th, 2006, consisting of 1,606,900 shares of common stock and warrants held by the Funds to purchase 400,000 shares of Common Stock.

                    (b) Percent of Class: 9.996%.

                    (c) (i)   Sole power to vote or direct the vote: -0-
                        (ii)  Shared power to vote or direct the vote: 2,006,900
                        (iii) Sole  power to dispose of or direct the
                              disposition: -0-
                        (iv)  Shared power to dispose of or direct the
                              disposition of:  2,006,900

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    ------

                    Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7              Identification and Classification of the Subsidiary Which
                    ---------------------------------------------------------
                    Acquired the Security Being Reported on By the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ---------------

                    Not applicable

Item 8              Identification and Classification of Members of the Group:
                    ---------------------------------------------------------

                    Not applicable

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not applicable

Item 10             Certification:
                    -------------

                    Each of the Reporting Persons hereby makes the following certification:

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 5, 2006


                             TOURADJI CAPITAL MANAGEMENT, LP
                             By: Touradji Capital GP, LLC, its general partner


                             By: /s/ Paul Touradji
                                ------------------------------------------------
                                Name:  Paul Touradji
                                Title: Managing Member



                             TOURADJI GLOBAL RESOURCES MASTER FUND, LTD.
                             By: Touradji Capital Partners, LLC, its general
                                 partner


                             By: /s/ Paul Touradji
                                ------------------------------------------------
                                Name:  Paul Touradji
                                Title: Director



                             /s/ Paul Touradji
                             ---------------------------------------------------
                             Paul Touradji




                         [SIGNATURE PAGE TO SCHEDULE 13G
                                 WITH RESPECT TO
                          PETRO RESOURCES CORPORATION]

                        EXHIBIT INDEX
                        -------------

Exhibit 99.1: Joint Filing Agreement, dated September 5, 2006, by and among Touradji Capital Management, LP, Touradji Global Resources Master Fund, Ltd. and Mr. Paul Touradji.